Exhibit 6.11

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is dated as of October 1, 2025 (the “Effective Date”) by and between Kevin Rose (the “Employee”) and FullPAC, Inc., a Nevada corporation (the “Company”). The Company and the Employee shall be referred to herein as the “Parties.”

RECITALS

WHEREAS, the Company desires to employ the Employee as Head of Growth, FullPAC and Co-Founder, Advocacy Lab, and the Employee desires to be employed by the Company as Head of Digital Marketing, FullPAC and Co-Founder, Advocacy Lab;

WHEREAS, the Company and the Employee desire to set forth in writing the terms and conditions of their agreement and understandings with respect to the employment of the Employee as Head of Growth, FullPAC and Co-Founder, Advocacy Lab; and

WHEREAS, the Company hereby employs the Employee, and the Employee hereby accepts employment with the Company for the period and upon the terms and conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I.

SERVICES TO BE PROVIDED BY THE EMPLOYEE

A. Position and Responsibilities. The Employee shall be employed and serve as the Head of Growth of the Company. The Employee shall report directly to the Chief Executive Officer of the Company (the “CEO”). The Employee shall have such duties and responsibilities commensurate with the Employee’s title.

B. Performance. The Employee shall perform the assigned duties and responsibilities to the satisfaction of the Company and in a manner consistent with Company policies. The Employee shall at all times act in a manner consistent with the Employee’s position.

C. Company Policies. The Employee agrees to comply with the policies of the Company in effect from time to time, including but not limited to the Code of Conduct, Insider Trading Policy, Whistleblower Policy, and any other policy applicable to employees that has been approved by the Company.

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ARTICLE II.

COMPENSATION FOR SERVICES

As compensation for all services the Employee will perform under this Agreement, the Company will pay the Employee, and the Employee shall accept as full compensation, the following:

A. Base Salary. During employment, the Company shall pay the Employee an annual salary of $110,000 (the “Base Salary”), less applicable payroll deductions and tax withholdings for all services rendered by the Employee under this Agreement. The Company shall pay the Base Salary in accordance with the normal payroll policies of the Company.

B. Signing Bonus. On the Effective Date, the Company shall pay the Employee a one-time signing bonus of $75,000, less applicable payroll deductions and tax withholdings.

C. Discretionary Performance Bonus. For each calendar year or portion thereof during employment, the Employee shall be eligible for a discretionary performance bonus (the “Bonus”), less applicable payroll deductions and tax withholdings, which shall be based upon the achievement of certain performance goals as established by the Company, in its sole discretion, for each such year. Any Bonus shall be paid in the calendar year immediately following the calendar year in which any such bonus was earned at the time such bonuses are ordinarily paid by the Company but no later than March 15th. The Employee must be employed by the Company on the payment date to receive any Bonus. The awarding of bonuses, if any, shall be determined reasonably and in good faith by the Company.

D. Advocacy Lab Revenue.

(i) Earnout. During the Term, the Company shall pay the Employee commissions for all revenue generated by Advocacy Lab products or services, as set forth on Schedule A hereto (the “Advocacy Lab Earnout”), provided the Employee is employed on the applicable payment date as provided on Schedule A.

(ii) Commissions.

a) Existing Clients. During the Term, the Company shall pay the Employee commissions equal to 12.5% of the revenue generated each calendar month during the Term on the Company’s RoboCent texting platform (the “RoboCent Platform”) by existing Advocacy Lab clients as mutually agreed to by the Parties and as set forth on Schedule B hereto (the “Existing Client Commissions”), with such existing client revenue amount determined in the sole discretion of the Company at the end of each calendar month within the Term (the “Existing Client Revenue Amount”). The applicable Existing Client Commission shall be payable on the next regularly scheduled payment date following the Company’s determination that the applicable Existing Client Revenue has been received by the Company, provided that the Employee is employed on such payment date.

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b) Future Clients. During the Term, the Company shall also pay the Employee a commission equal to 1% of all revenue generated each calendar month during the Term on the RoboCent Platform by future clients referred to the RoboCent Platform based on the material efforts of the Employee (the “Future Client Commission”, and together with the Existing Client Commission shall be referred to as the “Advocacy Lab Commissions”) with such future client revenue amount determined in the sole discretion of the Company at the end of each calendar month within the Term (the “Future Client Revenue Amount”). The applicable Future Client Commission shall be payable on the next regularly scheduled payment date following the Company’s determination that the applicable Future Client Revenue has been received by the Company, provided that the Employee is employed on such payment date. Upon the earlier of (i) the receipt of $1,250,000 in aggregate Advocacy Lab Commissions by the Employee; (ii) the 10-year anniversary of the Effective Date; or (iii) the Employee’s resignation or termination for any reason, with or without cause, the Company shall have no further obligation to pay, and the Employee shall have no further entitlement to receive, any Advocacy Lab Commissions.

(iii) The Advocacy Lab Earnout and the Advocacy Lab Commissions shall be calculated and paid to the Employee in accordance with the normal payroll policies of the Company, as provided above, less applicable deductions and tax withholdings, provided that the Employee is employed on such applicable payment date.

E. Expenses. The Company agrees that, during the Employee’s employment, it will reimburse the Employee for out-of-pocket expenses reasonably incurred in connection with the Employee’s performance of the Employee’s services hereunder, including, but not limited to, required travel for business purposes upon the presentation by the Employee of an itemized accounting of such expenditures, with supporting receipts in compliance with the Company’s expense reimbursement policies. Reimbursement shall be in compliance with the Company’s expense reimbursement policies.

F. Health Benefits. The Employee will be entitled to participate in the Company’s health plan during the Term that is made generally available, from time to time, to other employees of the Company, on a basis consistent with such participation and subject to the terms of the health plan documents, as such plan may be modified, amended, terminated, or replaced from time to time.

G. Other Benefits. The Employee is entitled during employment to participate in any 401(k) plan and any other benefit or welfare program or policy that is made generally available, from time to time, to other employees of the Company. Such participation is subject to the terms of the plan documents, as such plans may be modified, amended, terminated, or replaced from time to time. The Employee will be entitled to paid time off in accordance with the Company’s policies in effect from time to time.

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ARTICLE III.

TERM; TERMINATION

A. Term of Employment. The Company shall employ the Employee and the Employee shall be employed by the Company pursuant to this Agreement commencing on the first day of employment and continuing until such employment is terminated in accordance with this Article III (the “Term”).

B. Termination. Subject to any obligations set forth below, either party may terminate the Employee’s employment at any time upon written notice provided that the Employee will be required to provide the Company at least one (1) month advance written notice of the Employee’s voluntary resignation without Good Reason (as defined below). Upon termination of the Employee’s employment, the Company shall pay the Employee (i) any unpaid Base Salary accrued through the date of termination; (ii) any unreimbursed expenses properly incurred prior to the date of termination; and (iii) any unpaid Advocacy Lab Earnout (as defined below) and Advocacy Lab Commissions (as defined below) earned during the month prior to the Employee’s termination date (collectively, the “Accrued Obligations”).

(i) Termination for Cause, Voluntary Resignation, or as a Result of Death or Disability. In the event the Employee voluntarily resigns without Good Reason (as defined below), the Company may, in its sole discretion, shorten the notice period and determine the date of termination without any obligation to pay the Employee any additional compensation other than the Accrued Obligations and without triggering a termination of the Employee’s employment without Cause (as defined below). In the event the Company terminates the Employee’s employment for Cause or the Employee voluntarily resigns without Good Reason, or as a result of the Employee’s Total and Permanent Disability (as defined below) or death, the Company shall have no further liability or obligation to the Employee under this Agreement. The Accrued Obligations shall be payable in a lump sum within the time period required by applicable law, and in no event later than thirty (30) days following termination of employment.

For purposes of this Agreement, “Cause” shall be limited to termination based on any of the following grounds: (a) fraud, misappropriation, embezzlement or acts of similar dishonesty; (b) conviction of a felony crime; (c) intentional and willful misconduct that subjects the Company to criminal liability; (d) breach of the Employee’s duty of loyalty to the Company or diversion or usurpation of corporate opportunities properly belonging to the Company; (e) material breach of this Agreement and/or any other agreement entered into between the Company and the Employee or any related Company policy; and/or (f) willful and continued failure to satisfactorily perform the duties of Employee’s position.

For purposes of this Agreement, “Total and Permanent Disability” means the Employee is qualified for long-term disability benefits under the Company’s or a subsidiary’s disability plan or insurance policy; or, if no such plan or policy is then in existence or if the Employee is not eligible to participate in such plan or policy, that the Employee, because of a physical or mental condition resulting from bodily injury, disease, or mental disorder, is unable to perform the Employee’s duties of employment for a period of six (6) continuous months, as determined in good faith by the Company, based upon medical reports or other evidence reasonably satisfactory to the Company.

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(ii) Termination Without Cause or for Good Reason. In the event the Employee’s employment is terminated by the Company without Cause or by the Employee for Good Reason, the Employee shall receive the following, subject to the execution and timely return by the Employee of a release of claims in the form to be delivered by the Company: (a) the Accrued Obligations, payable in a lump sum within the time period required by applicable law, and in no event later than thirty (30) days following termination of employment; and (b) a lump sum severance payment in an amount equal to twenty-four (24) months of the Employee’s then-current Base Salary as of the date of termination, less applicable payroll deductions and tax withholdings, payable on the Company’s first regular pay date on or after the thirtieth (30th) day following the Employee’s execution and delivery of the release of claims, which has not been revoked (provided that if the time period for reviewing, executing, and revoking the release of claims begins in one year and ends in a second taxable year, no payments shall commence until the second taxable year). For purposes of this Agreement, “Good Reason” means (a) a material reduction in or failure to pay the Employee’s Base Salary; (b) a material reduction in the Employee’s responsibilities, title or duties without the consent of the Employee; (c) a change in the location of the Employee’s principal place of employment without the consent of the Employee outside of a twenty-five (25) mile radius of the principal place of employment where the Employee is based as of the Effective Date; or (d) the Company’s material breach of this Agreement. For purposes of subsections (a)-(d) of this paragraph, the Employee shall give the Company written notice thereof which shall specify in reasonable detail the circumstances constituting Good Reason. There shall be no Good Reason with respect to any such circumstances if cured by the Company within thirty (30) days after such notice, at which time the Employee may withdraw his notice of termination.

ARTICLE IV.
PROTECTIVE COVENANTS

A. Confidential Information.

(i) The Employee understands that, during the course of employment, the Employee will have access to and become acquainted with information of a confidential, proprietary, or secret nature that is or may be applicable to the business of the Company or its clients (“Confidential Information”). Confidential Information shall include, but is not limited to, the Company’s inventions, trade secrets, know-how, business plans, financial information, client lists, client data, marketing strategies, software, and any other non-public information that provides the Company a competitive business advantage. Confidential Information shall not include information that (a) is or becomes publicly known through no wrongful act of the Employee; or (b) is received from a third party without a duty of confidentiality.

(ii) The Employee agrees not to, during or after the term of employment, directly or indirectly use, disseminate, or disclose any Confidential Information for any purpose other than in the performance of the Employee’s duties for the Company. The Employee’s obligations under this Section shall continue in effect for so long as the information remains confidential.

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(iii) Nothing in this Agreement shall prohibit the Employee from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission, or any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation. The Employee does not need the prior authorization of the Company to make any such reports or disclosures and is not required to notify the Company that the Employee has made such reports or disclosures.

B. Assignment of Inventions.

(i) For purposes of this Agreement, “Inventions” means all ideas, discoveries, inventions, developments, improvements, trade secrets, original works of authorship, formulas, processes, computer programs, and techniques, whether or not patentable or registrable under copyright or similar laws, which the Employee may solely or jointly conceive, develop, or reduce to practice during the period of employment with the Company.

(ii) The Employee agrees to promptly make full written disclosure to the Company of any and all Inventions. The Employee hereby assigns and agrees to assign to the Company all of the Employee’s right, title, and interest in and to any and all Inventions that (i) relate in any manner to the business or anticipated business of the Company, or (ii) are developed in whole or in part on the Company’s time or using the Company’s equipment, supplies, facilities, or Confidential Information.

C. Non-Solicitation. The Employee agrees that during the period of employment and for a period of one (1) year immediately following the termination of the Employee’s employment for any reason, the Employee shall not, directly or indirectly, solicit, induce, recruit, or encourage any of the Company’s employees to terminate their relationship with the Company, nor solicit, induce, or otherwise interfere with the Company’s relationship with any of its clients, suppliers, licensees, or other business relations to cause them to cease or reduce the business they do with the Company.

D. Return of Company Property. Upon the termination of employment for any reason, or on the Company’s earlier request, the Employee agrees to immediately return to the Company all documents, property, and Confidential Information belonging to the Company, including but not limited to computers, files, records, and software, and will not retain any copies, extracts, or other reproductions of such materials.

E. Remedies. Employee acknowledges that the protective covenants contained in this Article IV, in view of the nature of the Company’s business and the Employee’s position with the Company, are reasonable and necessary to protect the Company’s legitimate business interests, goodwill and reputation, and that any violation of these provisions would result in irreparable injury and continuing damage to the Company, and that money damages would not be a sufficient remedy to the Company for any such breach or threatened breach. Therefore, the Employee agrees that the Company shall be entitled to injunctive relief, without the necessity of establishing irreparable harm or the posting of a bond, and to recover damages and attorneys’ fees, costs, and expenses from the Employee.

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ARTICLE V.

MISCELLANEOUS PROVISIONS

A. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state in which the Employee primarily resides and performs services for the Company, without regard to its conflict of laws principles.

B. Mandatory Arbitration of Disputes.

(i) To ensure the rapid and confidential resolution of disputes, the Company and the Employee mutually agree that any and all claims, disputes, or controversies arising out of or relating to this Agreement, the Employee’s employment with the Company, or the termination of that employment (collectively, “Claims”), shall be resolved exclusively by final and binding arbitration. This agreement to arbitrate applies to all Claims, whether based on statute, contract, tort, or common law. By agreeing to arbitration, both Parties knowingly and voluntarily waive their right to a trial by jury.

(ii) This Agreement to arbitrate covers all Claims that the Company may have against the Employee or that the Employee may have against the Company and its affiliates, officers, directors, and other employees. Such Claims include, but are not limited to, claims for unpaid wages, wrongful termination, discrimination, harassment, breach of contract, and violation of any federal, state, or local law.

(iii) This Agreement does not apply to claims for workers’ compensation benefits, unemployment insurance benefits, or any claim that cannot be subjected to mandatory arbitration as a matter of law. Further, this agreement does not prevent the Employee from filing an administrative charge with a government agency, such as the Equal Employment Opportunity Commission (EEOC) or the National Labor Relations Board (NLRB), although any subsequent private lawsuit arising from such a charge will be subject to this arbitration agreement.

(iv) The arbitration shall be conducted by a single, neutral arbitrator in accordance with the then-current Employment Arbitration Rules and Procedures of JAMS (or another mutually agreed-upon arbitration service). The arbitration shall take place in the county where the Employee primarily performs or performed services for the Company. The Company will bear the costs of the arbitrator’s fees and any other costs unique to arbitration. The arbitrator shall have the authority to grant any remedy or relief that a court of competent jurisdiction could grant. The arbitrator’s decision shall be in writing and will be final and binding on both Parties. Judgment on the award rendered by the arbitrator may be entered in any court having competent jurisdiction.

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(v) The Parties agree that any arbitration will be conducted on an individual basis only. The Parties expressly waive their right to bring or participate in any form of class, collective, or representative action. The arbitrator may not consolidate more than one person’s claims and may not otherwise preside over any form of a representative or class proceeding.

C. Headings. The paragraph headings contained in this Agreement are for convenience only and shall in no way or manner be construed as a part of this Agreement.

D. Severability. In the event that any court of competent jurisdiction holds any provision in this Agreement to be invalid, illegal or unenforceable in any respect, the remaining provisions shall not be affected or invalidated and shall remain in full force and effect.

E. Reformation. In the event any court of competent jurisdiction holds any restriction in this Agreement to be unreasonable and/or unenforceable as written, the court may reform this Agreement to make it enforceable, and this Agreement shall remain in full force and effect as reformed by the court.

F. Entire Agreement. This Agreement constitutes the entire agreement between the Parties, and fully supersedes any and all prior agreements, understanding or representations between the Parties pertaining to or concerning the subject matter of this Agreement, including, without limitation, the Employee’s employment with the Company. No oral statements or prior written material not specifically incorporated in this Agreement shall be of any force and effect, and no changes in or additions to this Agreement shall be recognized, unless incorporated in this Agreement by written amendment, such amendment to become effective on the date stipulated in it. Any amendment to this Agreement must be signed by all parties to this Agreement. The Employee acknowledges and represents that in executing this Agreement, the Employee did not rely, and has not relied, on any communications, promises, statements, inducements, or representation(s), oral or written, by the Company, except as expressly contained in this Agreement. The Parties represent that they relied on their own judgment in entering into this Agreement.

G. Waiver. No waiver of any breach of this Agreement shall be construed to be a waiver as to succeeding breaches. The failure of either party to insist in any one or more instances upon performance of any terms or conditions of this Agreement shall not be construed as a waiver of future performance of any such term, covenant or condition but the obligations of either party with respect thereto shall continue in full force and effect. The breach by one party to this Agreement shall not preclude equitable relief or the obligations hereunder.

H. Modification. The provisions of this Agreement may be amended, modified or waived only with the prior written consent of the Company and the Employee, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall be construed as a waiver of such provisions or affect the validity, binding effect or enforceability of this Agreement or any provision hereof.

I. Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, successors and permitted assigns. The Employee may not assign this Agreement to a third party. The Company may assign its rights, together with its obligations hereunder, to any affiliate and/or subsidiary of the Company or any successor thereto or any purchaser of substantially all of the assets of the Company.

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J. Code Section 409A.

(i) To the extent (A) any payments to which the Employee becomes entitled under this Agreement, or any agreement or plan referenced herein, in connection with the Employee’s termination of employment with the Company constitute deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”); (B) the Employee is deemed at the time of the Employee’s separation from service to be a “specified employee” under Section 409A of the Code; and (C) at the time of the Employee’s separation from service the Company is publicly traded (as defined in Section 409A of Code), then such payments (other than any payments permitted by Section 409A of the Code to be paid within six (6) months of the Employee’s separation from service) shall not be made until the earlier of (1) the first day of the seventh month following the Employee’s separation from service or (2) the date of the Employee’s death following such separation from service. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this Article V, Section J shall be paid to the Employee or the Employee’s beneficiary in one lump sum, plus interest thereon at the Delayed Payment Interest Rate (as defined below) computed from the date on which each such delayed payment otherwise would have been made to the Employee until the date of payment. For purposes of the foregoing, the “Delayed Payment Interest Rate” shall mean the national average annual rate of interest payable on jumbo six-month bank certificates of deposit, as quoted in the business section of the most recently published Sunday edition of The New York Times preceding the Employee’s separation from service.

(ii) To the extent any benefits provided under Article III, Section B(ii) above are otherwise taxable to the Employee, such benefits shall, for purposes of Section 409A of the Code, be provided as separate in-kind payments of those benefits, and the provision of in-kind benefits during one calendar year shall not affect the in-kind benefits to be provided in any other calendar year.

(iii) In the case of any amounts payable to the Employee under this Agreement, or under any plan of the Company, that may be treated as payable in the form of “a series of installment payments,” as defined in Treas. Reg. §1.409A-2(b)(2)(iii), the Employee’s right to receive such payments shall be treated as a right to receive a series of separate payments for purposes of Treas. Reg. §1.409A-2(b)(2)(iii).

(iv) It is intended that this Agreement comply with or be exempt from the provisions of Section 409A of the Code and the Treasury Regulations and guidance of general applicability issued thereunder, and in furtherance of this intent, this Agreement shall be interpreted, operated, and administered in a manner consistent with such intent.

K. Counterparts. This Agreement may be executed in multiple counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The Parties intend to treat as an original any document signed in connection with the transactions contemplated by this Agreement, including any counterpart to this Agreement or any related document that is delivered by electronic transmission, including by facsimile, .PDF, photo static copy, or otherwise.

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IN WITNESS WHEREOF, the Company and the Employee have caused this Agreement to be executed on the date first set forth above, to be effective as of that date.

EMPLOYEE:

/s/ Kevin Rose
Kevin Rose

COMPANY:

FullPAC, Inc.

By:	/s/ Travis Trawick
Name:	Travis Trawick
Title:	Chief Executive Officer

SCHEDULE A

Advocacy Lab Earnout

The Company shall calculate the Advocacy Lab Earnout payable to the Employee depending on the applicable Earnout Tier, which shall be determined, in the sole discretion of the Company at the end of each calendar month within the Term, based on the revenue generated from Advocacy Lab products or services over the course of the 10-year period following the Effective Date as provided below under “Advocacy Lab Revenue.” The applicable Advocacy Lab Earnout amount shall be payable on the next regularly scheduled payment date following the Company’s determination that the applicable Advocacy Lab Revenue has been received by the Company in the prior calendar month, provided that the Employee is employed on such payment date.

Earnout Tier	Advocacy Lab Revenue (cumulative since October 1, 2025)	Earnout Share	Maximum Earnout for Tier	Cumulative Advocacy Lab Earnout at End of Tier
Tier 1	$0 - $1,000,000	25%	$250,000	$250,000
Tier 2	$1,000,001-$2,500,000	20%	$300,000	$550,000
Tier 3	$2,500,001-$5,000,000	15%	$375,000	$925,000
Tier 4	$5,000,001-$10,000,000	10%	$500,000	$1,425,000
Tier 5	$10,000,001-$20,000,000	5%	$500,000	$1,925,000
Tier 6	$20,000,001-$50,000,000	2.5%	$750,000	$2,675,000

Upon the earlier of (i) the receipt of $2,675,000 in cumulative Advocacy Lab Earnout by the Employee, as determined in the sole discretion of the Company based on the Company’s receipt of Advocacy Lab Revenue, (ii) the 10-year anniversary of the Effective Date, or (iii) the Employee’s resignation or termination of employment for any reason, with or without cause, the Company shall have no further obligation to pay, and the Employee shall have no further entitlement to receive, any Advocacy Lab Earnout payments.

SCHEDULE B

Existing Advocacy Lab Clients